Exhibit 23.1

<u>Consent of Independent Registered Public Accounting Firm</u>

The Board of Directors
American Independence Corp.:

We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-160935, 333-78177, 333-80197, 333-84625, 333-33140, and 333-32962) of American Independence Corp. of our report dated March 16, 2015, with respect to the consolidated balance sheets of American Independence Corp. and subsidiaries as of December 31, 2014 and 2013 (Successor Company), and the related consolidated statements of income, comprehensive income (loss), changes in stockholders' equity, and cash flows for the years ended December 31, 2014 and 2013 (Successor Company), and the year ended December 31, 2012 (Predecessor Company), and all related financial statement schedules, which report appears in the December 31, 2014 annual report on Form 10-K of American Independence Corp.

The audit report on the consolidated financial statements of American Independence Corp. and subsidiaries referred to above contains an explanatory paragraph that states, the Company has elected, beginning with January 1, 2013, the earliest period permitted, to reflect Independence Holding Company's basis in the assets acquired and liabilities assumed in connection with Independence Holding Company's acquisition of the Company. As a result of the new basis of accounting, the consolidated financial information for the periods after January 1, 2013 is presented on a different basis than that for the period before the acquisition and, therefore, is not comparable.

/s/ KPMG LLP
New York, New York
March 16, 2015